January 12, 2005

via U.S. mail and facsimile

William R. Pracht
President
East Kansas Agri-Energy, L.L.C.
P.O. Box 225
2101/2 East 4th Avenue
Garnett, Kansas 66093


Re:	Registration Statement on Form SB-2
	File No.: 333-121323
	Filed: December 16, 2004

Dear Pracht,

	This is to advise you that the staff has reviewed only those portions of the above registration statement that relate to the plan of distribution and general mini/max offering issues, and have the following comments in that regard. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note that on October 11, 2004, you entered into a Unit Purchase and Redemption Agreement with ICM, Inc. and Fagen, Inc. for the purpose of securing $6,250,000 in additional equity to fund expansion of your plant and that the Unit Purchase and Redemption Agreement calls for you to issue a maximum of 6,250 units to ICM and Fagen at a price of $1,000 per unit. We also note that the agreement provides that you are to close on the purchase of these once you have depleted your proceeds from the initial registered offering to $1,000,000 or less. Further, the filing of your registration statement on December
16, 2004 constitutes a general solicitation of the units. Given that the Unit Purchase and Redemption Agreement has not yet closed, it appears that the private offerings to ICM and Fagen have not been completed and that you have an ongoing private placement. Neither Rule 506 of Regulation D nor Section 4(2) of the Securities Act allow for any form of general solicitation or advertising. Supplementally, provide us with the legal and factual basis underlying the exemption from registration claimed for the issuance of these securities.
If
you do not have an exemption available consideration should be given to what disclosure and other changes need to be made to the registration statement. In addition, please give us a legal analysis as to whether or not the private offering should be integrated with this public offering. We may have further comment.

Cover Page

2. Please disclose the date the offering will end pursuant to Item 501(a)(9)(iii) of Regulation S-B.

Use of Proceeds, page 16

3. Please revise your use of proceeds table to account for the use of net proceeds after deducting offering expenses. Please refer to Item
504 of Regulation S-B.

Plan of Distribution, page 60

The Offering

4. Please disclose when this offering will commence.

5. Please disclose whether the persons offering the securities on behalf of the company will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. If applicable, please provide an analysis of your basis for your reliance on this safe harbor.

6. Please disclose that the persons offering the securities on your behalf may be deemed to be underwriters of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

7. Please disclose more detail regarding the manner in which these securities will be offered. For instance, will the responsible individuals solicit investors through direct mailings and/or through personal contact.

8. Please disclose whether you will register as broker-dealer or issuer-dealer under the state laws of all states where you are offering these units and such registration is required.

9. Please clarify in this section that investors will not be allowed to withdraw their investments if you successfully sell the minimum amount but have not yet terminated the offering.

Escrow Procedures

10. We note that escrowed funds will be placed in an interest bearing account, and that if you terminate the offering prior to closing the offering, funds will be returned to investors with interest, less escrow fees. Please clarify what happens to the interest if the offering proceeds. For instance, will the interest be added to the subscribers` deposits and applied to the purchase of additional units, returned to the subscribers` in cash, or retained by you as proceeds of the offering?

Summary of Promotional and Sales Material

11. We note that you have indicated that you may utilize sales material in promoting the sale of the units offered pursuant to this prospectus. We remind you of the Section 5 prohibition against utilizing a prospectus that does not meet the requirements of Section
10 of the Securities Act. Supplementally, please confirm your understanding of this requirement and send us a copy of these materials for our review.

Closing Comments

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct any questions to Craig Slivka at (202) 942-
7470.
You may also direct questions to the undersigned Branch Chief, who supervised the review of your filing, at (202) 942-1950.

						Sincerely,


						Jennifer Hardy
						Branch Chief


cc: 	William E. Hannigan, Esq.
	Fax (515) 283-0231
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE